United States securities and exchange commission logo





                              May 9, 2022

       Arnaud Massenet
       Chief Executive Officer
       Aurora Acquisition Corp.
       20 North Audley Street
       London W1K 6LX, United Kingdom

                                                        Re: Aurora Acquisition
Corp.
                                                            Amendment No. 5 to
                                                            Registration
Statement on Form S-4
                                                            Filed April 25,
2022
                                                            File No. 333-258423

       Dear Mr. Massenet:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1.                                                   Please revise
references to Better maintaining profitability, or similar statements, to be consistent with the
significant losses recorded by Better in fiscal year ended December 31,
                                                        2021.
   2. We note your disclosure that starting in December 2021 Better has implemented significant workforce
reductions. Please revise your disclosure to quantify this reduction in workforce,
indicating the number of employees that you lost during the reduction in workforce, and the
number of employees prior to and after the reduction. In this regard, we note that some news
articles report that Better has lost over 30 percent or 50 percent of
 Arnaud Massenet
FirstName  LastNameArnaud Massenet
Aurora Acquisition Corp.
Comapany
May  9, 2022NameAurora Acquisition Corp.
May 9,
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         its workforce since December 2021.
3. We note your reference on page 402 to the side letter Mr. Garg signed with SoftBank and that you plan to file it as an exhibit to your registration statement. Please disclose all material terms of the agreement.
How does the Sponsor intend to vote their shares?, page 35

4. Please revise here to state the total percentage of issued and outstanding ordinary shares that have been committed to vote in favor of the business combination. Risk Factors, page 78

5. Please add a standalone risk factor to address how changes to Better's labor model may impact performance. In this regard, we note your disclosure on page 79 where you state that "[b]eginning in the third quarter of 2021, [you] experienced an increase in Purchase
         Loan Volume, which is more labor intensive than Refinance Loan Volume." Discuss any difficulties you may have in managing a more labor intensive product line, but with a reduced workforce. In addition, discuss how moving towards a more labor intensive line of business will impact your costs and financial performance.
6. Please add a standalone risk factor addressing any harm that may come from your continued relationship with your Founder, Vishal Garg, and continued relationships with his affiliates. Discuss, for example, whether it would be difficult to end the agreements with his affiliates because they are integral to your operations, but continuing the agreements or relationships may be harmful to your company because they perpetuate your association with Mr. Garg. Likewise discuss whether Mr. Garg's substantial minority ownership of Better could result in harm to your company because such ownership supports him taking a prominent leadership role in the company. We note that actions and events relating to Vishal Garg have led to the dissatisfaction and resignation of Better management and employees, have detrimentally affected Better s productivity and financial results, and have disrupted third party relationships, as discussed on page 82 of your prospectus.
7. Update your risk factor disclosure that discusses your growth or recent trends to more clearly reflect recent trends impacting your business. We note that rising interest rates have caused a deterioration in financial performance and that you have had a substantial workforce reduction. For example, please revise the following:
             revise the heading of the risk factor "We may not be able to continue to grow our loan production business" on page 78 to be consistent with any recent declines in your business, and
             regarding the risk factor "Our business and operations have experienced rapid growth" on page 80, revise the heading and first paragraph of the risk factor to discuss recent negative trends in your business such as any declines in loan production and number of employees.
 Arnaud Massenet
Aurora Acquisition Corp.
May 9, 2022
Page 3
8. Please revise the risk factor "Our business and our mortgage loan origination revenues are highly dependent on macroeconomic and U.S. residential real estate market conditions"
         on page 101 and the risk factor "Our business is significantly impacted by interest rates"
         on page 103 to provide quantitative disclosure, to the extent available, explaining how recent changes in the macroeconomic environment and interest rates have impacted your business.
If we cannot maintain and improve our corporate culture, page 82

9. Please discuss the board's reasoning for retaining Mr. Garg as CEO following the cultural assessment. We note your statement that based on that review, Better identified a number of areas of its workplace culture that require improvement, many of which relate to actions taken by Mr. Garg.
10. Here, or in an appropriate place, address any company investigations into, and the results of those investigations, regarding:
             allegations regarding the Better Founder and CEO, related to prior business activities, that he breached his fiduciary duties to another company he co-founded, misappropriated intellectual property and trade secrets, converted corporate funds and failed to file corporate tax returns, as referenced on page 94;
             allegations regarding the Better Founder and CEO, related to prior business activities, that investors did not receive required accounting documentation and that the Better
              Founder and CEO misappropriated funds that should have been distributed to the investors, as referenced on page 94;
             allegations of workplace grievances prior to the placement of your former chief product officer on administrative leave, as referenced on page 95; and
             allegations by Pine Brook regarding fiduciary duty breaches in connection with
              Better   s corporate governance, as referenced on page 337.
Loss of our key management, including the Better Founder and CEO, page 95

11. It appears that Better has significant relationships with entities controlled by or otherwise related to Vishal Garg. If applicable, please disclose the risk to Better if it is no longer able to obtain products or services from the related entities Notable Finance LLC and 1/0
         Capital.
We identified a material weakness in our internal control over financial reporting, page 96

12. You disclose that Better identified a material weakness in its internal control over financial reporting as of December 31, 2021. Please disclose the nature of the material
FirstName LastNameArnaud Massenet
       weakness, the impact on its financial reporting and internal controls over financial
Comapany   NameAurora
       reporting  and howAcquisition   Corp. by the Board as disclosed, address
the material
                           the actions taken
May 9,weakness.
        2022 Page Refer
                    3    to Rule 1.02 of Regulation S-X.
FirstName LastName
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FirstName  LastNameArnaud Massenet
Aurora Acquisition Corp.
Comapany
May  9, 2022NameAurora Acquisition Corp.
May 9,
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Information About Better
Better Overview, page 311

13. In your discussion of Better, you address the evolution of and value proposition to customers of your technology platform and Tinman, using rules-driven AI that provides customers with an optimal, highly personalized home finance, real estate, and insurance product selection and ultimately dramatically lower costs and fees. Please expand your discussion to explain your sales and pricing strategies on the sell side of your business model/platform that generates substantially all of your revenue and or gain on sale margin, the decline of which you attribute to the net loss of $303.8 million for the year ended
         December 31, 2021 compared to $172.1 million net income for year-ended December 31,
         2020. Please also address how changes in interest rates, volume and average days loans held for sale impact the gain on sale margin.
14.      You disclose that Tinman allows you to change the cost structure of the legacy
         homeownership process, shifting the model from one built around expensive
         commissioned intermediaries to one focused on the customer and because you are digitally native, that you have been able to re-architect the problematic aspects of traditional industry processes in favor of the consumer, delivering them value through lower cost, faster speed, and greater certainty relative to industry averages, including that
         Better   s interest rates were consistently lower than the industry average from January
         2018 through December 2021 according to the MBA Weekly Applications Survey for a
         30-year fixed mortgage. Please disclose Better   s interest rates vs.
industry averages for
         the periods mentioned.
15. You disclose that your integrated digital platform has allowed you to deploy new products at a high velocity. Please disclose the number and related volume of new products deployed for each year presented.
Our Products, page 313

16. Please disclose the average loan to value at origination and if unavailable, why.
Our Business Model, page 340

17. Please present your comparative year-over-year revenue metrics, such as Home Finance and Better Plus, in a table format to enhance the visibility of trends.
Ability to Acquire New Customers and Scale Customer Acquisitions, page 342

18. Please expand your discussion of the scalability of your organizational structure to explain why, despite the 139% increase in year over year Funded Loan Volume and 41% increase in revenue from 2020 to 2021, mortgage platform expenses increased 137% in 2021. Also address what prevented you of scaling down operationally in response to changing interest rate and macroeconomic environment in 2021.
 Arnaud Massenet
Aurora Acquisition Corp.
May 9, 2022
Page 5
Expanding our Technological Innovation and Maintaining Our Cost Advantage, page 342

19. You disclose that you are able to manufacture loans at a substantially lower cost relative to the industry average, which in turn enables you to offer your customers lower rates.
         Please disclose your cost and the industry average.
20. You disclose that your licensed sales team members manufactured significantly more loans per salesperson per month compared to the MBA industry average, according to the
         MBA Quarterly Mortgage Bankers Performance Reports for each quarter in 2020. Please disclose these averages.
Factors Affecting Our Performance
Fluctuation in Interest Rates, page 343

21. You disclose that as a result of your focus on growing your market share of Funded
         Loan Volume, combined with a decrease in overall funding activities in the mortgage market generally, you experienced sizable compression in 2021 relative to the levels of
         2020, with a Gain on Sale Margin of 2.05% for the year ended December 31, 2021 compared to 3.71% in the year ended December 31, 2020. You also disclose that you expect that your results will continue to fluctuate based on a variety of factors, including interest rates as you continue to seek to increase your business, including Funded Loan
         Volume and that you may continue to incur net losses in the future. Please tell us and expand your discussion to clarify how the impact of the decrease in overall funding activity in the mortgage market impacted the gain on sale margin considering the overall increase in your loan volumes in excess of 100% from 2020 to 2021.
Key Business Metrics, page 345

22. Please disclose the Gain on Sale Margin for your different loan volume portfolios, for example, funded loan volume and refinance loan volume.
Gain on Sale Margin, page 347

23. Please revise your discussion to provide comparative year over year metrics and disclose changes from 2020 to 2021 followed by 2019 to 2020 consistent with your other related disclosures to ensure a balanced discussion.
Results of Operations, page 352

24. Please enhance your Results of Operations discussion to explain the drivers of your net loss of $303.8 million for the year-ended December 31, 2021 compared to net income of
FirstName LastNameArnaud Massenet
       $172.1 million for the year ended December 31, 2020, including how the factors that you
Comapany    NameAurora
       discuss in the risk Acquisition Corp.intense competition that could materially and adversely
                           factor    We face
May 9,affect  us    on5 page 111 contributed to your net loss.
        2022 Page
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FirstName  LastNameArnaud Massenet
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Mortgage Platform Revenue, page 353

25. Please disaggregate net gain on sale of loans by your different loan volume portfolios, for example funded loan volume and refinance loan volume.
Operating Expenses, page 355

26. Please enhance your Operating Expenses discussion to describe any known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact, for example, impact of your reorganization on operating expenses.
         Please also address the fixed and variable components of your operating expenses considering your discussion of the scalability of customer acquisitions discussed on page
         344.
Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk, page 367

27. Please enhance your discussion to provide quantitative information about your interest rate risk which was a material factor in your 2021 net loss of $303.8 million as a result of the reduction in Gain on Sale Margin to 2.05% for the year ended December 31, 2021 compared to 3.71% in the year ended December 31, 2020, including as required, the appropriate presentation. Refer to Item 305 of Regulation S-K.
Credit Risk, page 368

28. Please disclose the average loan to value at origination and if unavailable, why.
Note. 2 Summary of Significant Accounting Policies
Revenue Recognition
Cash Offer Program, page F-43

29. You disclose that for the year ended December 31, 2021, you recognized revenue from the
         Better Cash Offer Program in the amount of $39.4 million which reflects the purchase price of homes paid to you by customers using our Better Cash Offer program. You also disclose on page 350, that Other Platform Expenses include the full cost of the related home including costs for maintaining the home before it is transferred to the buyer.
         Please provide us with your analysis to support your accounting as a principle versus agent in this program. Refer to ASC 606-10-55.
Note 9. Related Party Transactions, page F-65

30. Please disclose and or clarify the contractual term of your agreements with 1/10 Capital,
         LLC, TheNumber, LLC, Holy Machine, LLC and Notable Finance, LLC, including any terms for which related amounts recognized in the financial statements presented are expected to change. Refer to ASC 850-10-50-1(c).
 Arnaud Massenet
Aurora Acquisition Corp.
May 9, 2022
Page 7
31. Please disclose how the related party transaction expenses recognized in the financial statements were determined, if these amounts would have been significantly different from those that would have been obtained if provided by autonomous parties and if any
      such services are integral to Better   s operating platform. Refer to ASC
850-10-50-6.
Note 11. Risks and Uncertainties, page F-70

32. You disclose that your loan repurchase reserve increased from $7.4 million at December
      31, 2020 to $17.5 million at December 31, 2021 and that there were no charge-off or recoveries of the loan repurchase reserve during the years ended December 31, 2021 and
      2020. You also disclose in a risk factor on page 88 that you have been and may in the future be required to repurchase or substitute loans or MSRs that you have sold or indemnify purchasers of your loans or MSRs if you breach representations and warranties. Please reconcile these statements and update your disclosures accordingly, including the reason for the repurchase or substitution and the related activity, as necessary.
Exhibits

33. Please filed your agreements with Notable Finance, TheNumber, or 1/0 Capital, 1/0
      Holdco and related entities as exhibits to your registration statement. In addition, ensure that your prospectus contains all material terms of such agreements.
        You may contact Michelle Miller at (202)551-3368 or Rolf Sundwall at
(202) 551-3105
if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or John Dana Brown at
(202) 551-
3859 with any other questions.



                                                            Sincerely,
FirstName LastNameArnaud Massenet
                                                            Division of
Corporation Finance
Comapany NameAurora Acquisition Corp.
                                                            Office of Finance
May 9, 2022 Page 7
cc:       Carl Marcellino, Esq.
FirstName LastName